Letter Agreement Mundoval Fund

TO: Mundoval Fund 7855 Ivanhoe Avenue, Suite 210 La Jolla, CA 92037

Re: The Mundoval Fund (the "Fund"), a Series of Mundoval Funds (the "Trust")

Dear Ladies and Gentlemen:

     As you are aware, the Trust, on behalf of the Fund, has engaged Mundoval Capital Management, Inc. (the "Adviser"), formerly known as A.Q. Johnson & Co., Inc., to provide certain advisory services to the Fund pursuant to a Management Agreement dated August 17, 2004 (the "Management Agreement"). Under the Management Agreement, the Adviser is entitled to receive from the Fund a management fee at an annual rate equal to 1.50% of the average daily net assets of the Fund.

     Effective May 1, 2019, the Adviser agrees to waive a portion of such management fee (the "Fee Waiver") so that the management fee, on an annual basis, does not exceed (i) 1.25% of the Fund's average daily net assets greater than $25 million and up to and including $75 million, and (ii) 1.00% of the Fund's average daily net assets greater than $75 million. The Fee Waiver will automatically terminate on April 30, 2020 unless it is renewed by the Adviser. The Adviser may not terminate the Fee Waiver before April 30, 2020.

Very truly yours, Mundoval Capital Management, Inc. By: /s/ Arthur Q. Johnson Print Name: Arthur Q. Johnson Title: President

Acceptance: The foregoing agreement is hereby accepted.

Mundoval Funds By: /s/ Arthur Q. Johnson Print Name: Arthur Q. Johnson Title: President